EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Sun Healthcare Group, Inc. for the registration of $50,000,000 of its common stock, preferred stock, debt securities and warrants, and to the incorporation by reference therein of our reports dated March 2, 2005, with respect to the consolidated financial statements of Sun Healthcare Group, Inc., Sun Healthcare Group, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sun Healthcare Group, Inc., incorporated by reference from its Annual Report (Form 10-K) for the year ended December 31, 2004, and the related financial statement schedule of Sun Healthcare Group, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
March 11, 2005